UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-12568

CUSIP Number: 07329M100

(check one)	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BBVA Banco Francés S.A.
Full Name of Registrant

Former Name if Applicable

Av. Córdoba 111
Address of Principal Executive Office (Street and Number)

Buenos Aires, Argentina, C1054AAA
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the registrant is preparing its consolidated annual financial statements for inclusion in its Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for the first time this year (such financial statements hereinafter the “Consolidated Financial Statements”). The Consolidated Financial Statements differ from the registrant’s statutory consolidated annual financial statements which were prepared to comply with the requirements of the Argentine Central Bank (such financial statements hereinafter the “Argentine Financial Statements”) in that the Argentine Financial Statements were prepared in accordance with IFRS-IASB with temporary exceptions from the application of (i) the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instruments and (ii) IAS 29 Financial Reporting in Hyperinflationary Economies. As a result of the need to prepare the Consolidated Financial Statements and the Argentine Financial Statements according to differing accounting criteria, the registrant has experienced delays in the preparation of the Consolidated Financial Statements and the related information required to be prepared, and the processes to be completed, in connection therewith. The registrant continues to work to finalize the Consolidated Financial Statements and other information to be included in the 2018 Form 20-F and intends to file the 2018 Form 20-F as soon as possible and within the period prescribed by Exchange Act Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Inés Lanusse	+54	11 4341-5036
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the registrant is preparing its Consolidated Financial Statements for inclusion in the 2018 Form 20-F in accordance with IFRS-IASB for the first time this year. In particular, the registrant is applying IAS 29 Financial Reporting in Hyperinflationary Economies to the Consolidated Financial Statements. As a result, the registrant is restating its consolidated statements of financial position as of December 31, 2017 and its consolidated income statements, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the year ended December 31, 2017, as well as preparing consolidated statements of comprehensive income for the year ended December 31, 2017, each included in the Consolidated Financial Statements, in terms of the measuring unit at December 31, 2018 by applying the general price index, which increased 47.65% during 2018, pursuant to the methodology provided by IAS 29. Quantification of the anticipated changes cannot be made at this time due to the fact that preparation of the Consolidated Financial Statements is ongoing.

___BBVA BANCO FRANCÉS S.A.___
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer